Exhibit 12.1

The Timken Company

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Income (loss) from continuing operations before tax	$(89.5)	$204.0	$290.1	$517.8	$431.4	$267.1
Share of undistributed (losses) income from 50%-or-less owned affiliates, excluding affiliates with guaranteed debt	(0.4)	(0.6)	(0.4)	0.5	0.5	(0.2)
Amortization of capitalized interest	0.3	0.9	(1.3)	(1.3)	(1.4)	(1.4)
Interest expense	16.4	28.7	24.4	31.1	36.8	38.2
Interest portion of rental expense	2.4	5.2	8.0	8.0	7.6	6.4

Earnings (loss)	$(70.8)	$238.2	$320.8	$556.1	$474.9	$310.1

Interest	$16.4	$30.4	$37.1	$36.0	$36.8	$38.2
Interest portion of rental expense	2.4	5.2	8.0	8.0	7.6	6.4
Fixed Charges	$18.8	$35.6	$45.1	$44.0	$44.4	$44.6

Ratio of Earnings to Fixed Charges	(1)	6.69	7.11	12.64	10.70	6.95

(1)	Due to the incurrence of pension settlement and curtailment charges of $219.6 million during the first six months of 2015, which is discussed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $89.6 million to cover our fixed charges.